SURGE TECHNOLOGIES CORP.
                            #14, 700-58th Avenue S.W.
                                Calgary, Alberta
                                 Canada T2H 2E2


                                November 13, 2003


United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C. 20549


     Re: Surge Technologies Corp./Form SB-2

Ladies and Gentlemen:

     Surge Technologies Corp. (the "Registrant") hereby respectfully requests a withdrawal by the Commission of its registration statement of Form SB-2, initially filed with the Commission on January 28, 2003, Commission file number 333-102756, along with all four amendments thereto (the "Registration Statement").

     The Registrant has determined that it is in its best interest to withdraw the Registration Statement at this time, due to its planned reorganization and corporate acquisition. No securities of the Registrant were sold in connection with this offering.

     Should you have any questions, please contact the undersigned at (403) 250-2442. Thank you very much for your assistance.


                                            Sincerely,


                                            /s/  Gordon McPhedran
                                            -----------------------------------
                                                 Gordon McPhedran, President
                                                 and Chief Executive Officer